Exhibit 99.17

Wxhit 14

2707031 ONTARIO INC.

Suite 400, 305 Milner Avenue,

Toronto, Ontario M1B 3V4

For Immediate Release

SUBSIDIARY OF ALIMENTATION COUCHE-TARD INC.

ACQUIRES ADDITIONAL SECURITIES OF FIRE & FLOWER HOLDINGS CORP.

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES AND NOT FOR DISSEMINATION IN THE UNITED STATES

TORONTO, April 28, 2020 – 2707031 Ontario Inc. (“2707”), an indirect wholly-owned subsidiary of Alimentation Couche-Tard Inc., announces that, in connection with a financing announced by Fire & Flower Holdings Corp. (“Fire & Flower”) on April 13, 2020, it has acquired ownership and control today over (i) $1,960,000 principal amount of 8% secured convertible debentures of Fire & Flower (the “2020 Debentures”); (ii) 515 subscription receipts of Fire & Flower (“Subscription Receipts”), each Subscription Receipt entitling the holder thereof to receive, subject to certain conditions and without payment of any additional consideration, $1,000 principal amount of 2020 Debentures; (iii) 3,523,705 series A common share purchase warrants of Fire & Flower (the “Series A Warrants”); (iv) 11,048,651 series B common share purchase warrants of Fire & Flower (the “Series B Warrants”); and (v) 22,686,864 series C common share purchase warrants of Fire & Flower (the “Series C Warrants” and, together with the Series A Warrants and the Series B Warrants, the “Warrants”). The Warrants were issued to 2707 pursuant to the terms of the Investor Rights Agreement dated August 7, 2019 entered into between 2707 and Fire & Flower.

Assuming the conversion in full of the 2020 Debentures (including the 2020 Debentures issuable upon the exchange of the Subscription Receipts held by 2707) and the full exercise of the Warrants, 2707 would acquire ownership and control over 42,209,220 common shares of Fire & Flower (“Fire & Flower Shares”), representing approximately 20.93% of the outstanding Fire & Flower Shares, calculated on a partially diluted basis assuming the conversion in full of the 2020 Debentures (including the 2020 Debentures issuable upon the exchange of the Subscription Receipts held by 2707) and the full exercise of the Warrants held by 2707 only (approximately 8.00% on a fully diluted basis).

Immediately prior to the acquisition of the 2020 Debentures, the Subscription Receipts and the Warrants (collectively, the “Fire & Flower Securities”), 2707 held (i) 2,550,734 Fire & Flower Shares (representing approximately 1.60% of the issued and outstanding Fire & Flower Shares); (ii) $25,989,985.42 principal amount of 8% unsecured convertible debentures of Fire & Flower (“2019 Debentures” and, together with the 2020 Debentures, the “Debentures”); (iii) 30,634,322 Series A Warrants; (iv) 56,126,890 Series B Warrants; and (v) 110,703,925 Series C Warrants. In the event the 2019 Debentures are converted in full and all of the 197,465,137 Warrants are fully exercised, 2707 would have ownership and control over an aggregate of 224,305,577 Fire & Flower Shares (including the 2,550,734 Fire & Flower Shares referred to above). These combined holdings would represent approximately 58.85% of the outstanding Fire & Flower Shares, calculated on a partially diluted basis assuming the conversion in full of the 2019 Debentures and the full exercise of the 197,465,137 Warrants held by 2707 only (approximately 51.62% on a fully diluted basis).

Immediately after the acquisition of the Fire & Flower Securities, 2707 has ownership and control over (i) 2,550,734 Fire & Flower Shares (representing approximately 1.60% of the issued and outstanding Fire & Flower Shares); (ii) $25,989,985.42 principal amount of 2019 Debentures; (iii) $1,960,000 principal amount of 2020 Debentures; (iv) the right to receive, subject to certain conditions and without payment of any additional consideration, $515,000 principal amount of 2020 Debentures through 515 Subscription Receipts; and (iv) the right to acquire up to 234,724,357 Fire & Flower Shares through 234,724,357 Warrants. In the event the Debentures are converted in full (including the 2020 Debentures issuable upon the exchange of the Subscription Receipts held by 2707) and all of the 234,724,357 Warrants are fully exercised, 2707 would have ownership and control over an aggregate of 266,514,797 Fire & Flower Shares (including the 2,550,734 Fire & Flower Shares referred to above). These combined holdings would represent approximately 62.95% of the outstanding Fire & Flower Shares, calculated on a partially diluted basis assuming the conversion in full of the Debentures (including the 2020 Debentures issuable upon the exchange of the Subscription Receipts held by 2707) and the full exercise of the Warrants held by 2707 only (approximately 50.50% on a fully diluted basis).

2707 acquired the Fire & Flower Securities for investment purposes only and not with a view to materially affecting control of Fire & Flower. Depending upon market conditions and other factors, 2707 may, from time to time, acquire or dispose of additional securities of Fire & Flower, in the open market, by private agreement or otherwise, or acquire interests in or enter into related financial instruments involving a security of Fire & Flower.

The head office address of Fire & Flower is 308 – 150 King Street West, Toronto, Ontario M5H 1J9.

For further information or to obtain a copy of the Early Warning Report filed by 2707, please contact Jean Marc Ayas, Manager, Investor Relations at Alimentation Couche-Tard Inc., at

(450) 662-6632, ext. 4619 (investor.relations@couche-tard.com).